UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

KiOR, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

497217 10 9
(CUSIP Number)

BIOeCON B.V.
Hogebrinkerweg 15 e
3871 KM Hoevelaken
The Netherlands
Tel: +31 33 254 04 73
Attn: O.B. de Haseth

Copies to:

Whitney J. Smith, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
                                   (212) 536-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                    April 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

BIOeCON B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of	7.	Sole Voting Power: 0
Shares
Beneficially	8.	Shared Voting Power: 5,146,599 *
Owned by
Each	9.	Sole Dispositive Power: 0
Reporting
Person	10.	Shared Dispositive Power: 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,146,599 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 8.06%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 5,146,599 shares of Class A Common Stock held by BIOeCON B.V.  BIOeCON B.V. may be deemed to share voting power over these shares with BIOeCON Holding B.V., its controlling stockholder and BIOeCON International Holding N.V., the controlling stockholder of BIOeCON Holding B.V.  Percentage ownership is calculated based on 63,847,951 shares of Class A Common Stock issued and outstanding, as reported on the Definitive Proxy Statement filed by KiOR, Inc. with the Securities and Exchange Commission on June 25, 2014.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

BIOeCON Holding B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: The Netherlands

Number of	7.	Sole Voting Power: 0
Shares
Beneficially	8.	Shared Voting Power: 5,146,599 *
Owned by
Each	9.	Sole Dispositive Power: 0
Reporting
Person	10.	Shared Dispositive Power: 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,146,599 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 8.06%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 5,146,599 shares of Class A Common Stock held by BIOeCON B.V., of which BIOeCON Holding B.V. is a controlling stockholder and therefore may be deemed to share voting power with BIOeCON B.V. over the shares.

CUSIP 497217 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

BIOeCON International Holding N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: Curacao, Netherlands Antilles

Number of	7.	Sole Voting Power: 0
Shares
Beneficially	8.	Shared Voting Power: 5,146,599 *
Owned by
Each	9.	Sole Dispositive Power: 5,146,599 *
Reporting
Person	10.	Shared Dispositive Power: 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,146,599 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 8.06%*
14.	Type of Reporting Person (See Instructions): CO

*
The amount of securities beneficially owned represents 5,146,599 shares of Class A Common Stock held by BIOeCON B.V., of which BIOeCON International Holding N.V. controls as the controlling stockholder of BIOeCON Holding B.V.  BIOeCON International Holding N.V. has sole dispositive power over the shares, and may be deemed to share voting power.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements Items 2, 4 and 5 of the original statement on Schedule 13D filed on July 12, 2011 with the Securities and Exchange Commission and amended by that certain Amendment No. 1 to Schedule 13D filed on May 25, 2012, that certain Amendment No. 2 to Schedule 13D filed on October 2, 2012 and that certain Amendment No. 3 to Schedule 13D filed on February 1, 2013 (as amended, the “Schedule 13D”), which relates to Class A Common Stock, par value $0.0001 per share (“Class A Stock”), of KiOR, Inc., a Delaware corporation (“KiOR”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and inserting in its place the following:

Paul O'Connor, a joint filer on the original Schedule 13D, voluntarily resigned as managing director of BIOeCON B.V. after the filing of Amendment No. 3 to this Schedule 13D but prior to any of the transactions reported in Amendment No. 4 to this Schedule 13D.  Therefore Mr. O’Connor has been removed as a joint filer hereunder.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following sentence to the end of the first paragraph thereof:

On April 8, 2014, BIOeCON BV voluntarily converted all of its remaining 5,888,576 shares of Class B Stock into 5,888,576 shares of Class A Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

As of July 18, 2014, BIOeCON BV owns 5,146,599 shares of Class A Stock, constituting 8.06% of the Class A Stock issued and outstanding as of that date.  BIOeCON Holding BV is a controlling stockholder of BIOeCON BV,  and BIOeCON NV is a controlling stockholder of BIOeCON Holding BV, and thus they may be deemed to share voting power with BIOeCON BV with respect to these 5,146,599 shares of Class A Stock.  BIOeCON NV has sole dispositive power with respect to these 5,146,599 shares of Class A Stock.

Since the Form 4 filed by BIOeCON BV on October 2, 2013, BIOeCON BV effected the following open-market sales of Class A Stock:

Date	Shares	Price per Share
3/27/2014	50,000	$0.38
3/28/2014	50,000	$0.37
5/23/2014	10,000	$0.52
5/28/2014	10,000	$0.55
6/4/2014	10,000	$0.41
6/9/2014	10,000	$0.44
6/11/2014	10,000	$0.41
6/12/2014	10,000	$0.42
6/13/2014	10,000	$0.41
6/16/2014	10,000	$0.41
6/17/2014	10,000	$0.40
6/18/2014	20,000	$0.40
6/19/2014	20,000	$0.38

Date	Shares	Price per Share
6/20/2014	40,000	$0.36
6/23/2014	50,000	$0.36
6/24/2014	20,000	$0.36
6/25/2014	20,000	$0.37
6/26/2014	20,000	$0.40
6/27/2014	20,000	$0.38
6/30/2014	40,000	$0.37
7/1/2014	40,000	$0.36
7/2/2014	40,000	$0.36
7/3/2014	32,000	$0.36
7/7/2014	50,000	$0.35
7/8/2014	60,000	$0.35
7/9/2014	60,000	$0.36
7/10/2014	59,977	$0.35
7/11/2014	60,000	$0.36

Other than as set forth in Item 4 and this Item 5 above, there have been no transactions in Class A Stock or Class B Stock effected by BIOeCON BV, BIOeCON Holding BV or BIOeCON NV during the sixty days on or prior to the date hereof.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2014

BIOeCON B.V.

By: BIOeCON Holding B.V., its Managing Director
By:BIOeCON International Holding N.V., its Managing Director
By: Orangefield Trust (Caribbean) N.V., its
Managing Director

	By:	/s/ B. Bekkering
	Name:	B. Bekkering
	Title:	General Proxyholder

	By:	/s/ E. J. Nectar
	Name:	E. J. Nectar
	Title:	General Proxyholder

By:	/s/ O.B. de Haseth
Name:	O.B. de Haseth
Title:	Director

BIOeCON HOLDING B.V.

By: BIOeCON International Holding N.V., its Managing Director
By: Orangefield Trust (Caribbean) N.V., its Managing Director

	By:	/s/ B. Bekkering
	Name:	B. Bekkering
	Title:	General Proxyholder

	By:	/s/ E. J. Nectar
	Name:	E. J. Nectar
	Title:	General Proxyholder

By:	/s/ O.B. de Haseth
Name:	O.B. de Haseth
Title:	Director

BIOeCON INTERNATIONAL HOLDING N.V.

By: Orangefield Trust (Caribbean) N.V., its Managing Director

	By:	/s/ B. Bekkering
	Name:	B. Bekkering
	Title:	General Proxyholder

	By:	/s/ E. J. Nectar
	Name:	E. J. Nectar
	Title:	General Proxyholder

By:	/s/ O.B. de Haseth
Name:	O.B. de Haseth
Title:	Director